Barclays Group Securities Dealing Code

Approved by the Board of Barclays PLC
with effect on and from 15 June 2023

Barclays Group Securities Dealing Code

Introduction
The purpose of this Code is to ensure that PDMRs and other individuals identified by Barclays do not abuse, and do not place themselves under suspicion of abusing, Inside Information and comply with their obligations under the Market Abuse Regulation.

Part A of this Code contains the Dealing clearance procedures which must be observed by Group Employee Insiders. This means that there will be certain times when such persons cannot Deal in Barclays Securities.

Part B sets out certain additional obligations which only apply to PDMRs.

Failure by any person who is subject to this Code to observe and comply with its requirements may result in disciplinary action. Depending on the circumstances, such non-compliance may also constitute a civil and/or criminal offence.

Schedule 1 sets out the meaning of capitalised words used in this Code.

Part A – Clearance procedures
1. Clearance to Deal

When do I need clearance to Deal?
1.1 You must not Deal for yourself or for anyone else, directly or indirectly, in Barclays Securities without obtaining clearance from Barclays in advance.

1.2 You must not enter into, amend or cancel a Trading Plan or an Investment Programme under which Barclays Securities may be purchased or sold unless clearance has been given to do so.

1.3 You must receive clearance to Deal before electing to participate in, amending, or ceasing to participate in, any scrip dividend or dividend re-investment plan.

1.4 If you act as the trustee of a trust, you should speak to the Group Company Secretary about your obligations in respect of any Dealing in Barclays Securities carried out by the trustee(s) of that trust.

1.5 You should seek further guidance from the Group Company Secretary before transacting in:
(A) units or shares in a collective investment undertaking (e.g. a UCITS or an Alternative Investment Fund) which holds, or might hold, Barclays Securities; or
(B) financial instruments which provide exposure to a portfolio of assets which has, or may have, an exposure to Barclays Securities.

This is the case even if you do not intend to transact in Barclays Securities by making the relevant investment.

How do I seek clearance to deal?
1.6 Applications for clearance to Deal must be made in writing and submitted to the Group Company Secretary where application is being made by a non-executive Director, and to BCS through the Barclays Employee Insiders portal where application is being made by employees,

1.7 You must not submit an application for clearance to Deal if you are in possession of Inside Information. If you become aware that you are or may be in possession of Inside Information after you submit an application, you must inform the Group Company Secretary or BCS, as applicable, as soon as possible and you must refrain from Dealing (even if you have been given clearance).

1.8 You will receive a written response to your application from the Group Company Secretary or through the Barclays Employee Insiders portal normally within 48 hours of the request being made. Barclays will not normally give you reasons if you are refused permission to Deal. You must keep any refusal confidential and not discuss it with any other person.

1.9 If you are given clearance, you must use best endeavours to Deal as soon as possible after receiving clearance and in any event within two business days of receiving clearance. The Group Company Secretary or BCS (through the Group Employee Insiders Portal) must be notified as soon as possible and by no later than two business days of any such approved Dealing occurring.

1.10 Clearance to Deal may be given subject to conditions. Where this is the case, you must observe those conditions when Dealing.

1.11 You will not ordinarily be given clearance to Deal on considerations of a short-term nature. A sale of Barclays Securities which were acquired less than a year previously will normally be considered to be a Dealing of a short term nature. Considerations of a short-term nature shall not include Barclays Securities which were acquired by you as a result of the vesting of a Barclays Securities award/exercise of an option granted under a Barclays Share Plan.

1.12 Different clearance procedures will apply where Dealing is being carried out by Barclays in relation to Barclays Share Plans. You will be notified separately of any arrangements for clearance if this applies to you.

What other requirements do I need to consider?

1.13 In addition to this Code, Barclays operates a Personal Investments Policy and a Personal Investments Standard. These will apply alongside this Code and they must therefore also be considered by you when contemplating any Dealing in Barclays Securities.

What happens when I am no longer employed by Barclays?
1.14 The provisions of this Code do not apply following termination of a contract of employment of a Barclays employee to whom this Code applies. Such employees, as far as required, will be made aware of any on‑going Dealing obligations they have in any exit documentation, such as a settlement agreement.

2. Circumstances for refusal
You will not ordinarily be given clearance to Deal in Barclays Securities during any period when there exists any matter which constitutes Inside Information or during a Closed Period.

3. Further guidance
If you are uncertain as to whether or not a particular transaction requires clearance, you must obtain guidance from the Group Company Secretary before carrying out that transaction.

Part B – Additional provisions for PDMRs

4. Notification of transactions
4.1 You must notify Barclays (through the Group Company Secretary, for non-executive Directors, or through BCS in all other cases) and the FCA in writing of every Notifiable Transaction in Barclays Securities conducted for your account as follows:
(A) Notifications to the FCA must be made within three working days of the transaction date. Barclays will notify the FCA on your behalf unless you specifically request to the contrary, whereupon it will be your personal responsibility to make the required notifications to the FCA.
(B) In order to make the notification on your behalf within the time limit specified in (A) above, notifications to Barclays must be received by the Group Company Secretary or BCS, as applicable, in writing on the prescribed form (available from BCS) as soon as practicable and in any event within one working day of the transaction date. You should ensure that your investment managers (whether discretionary or not) notify you of any Notifiable Transactions conducted on your behalf promptly so as to allow you to notify Barclays within this time frame.
(C) If you have specifically requested to make your own notifications to the FCA, rather than Barclays doing so on your behalf, please send any such notification (once made to the FCA) to the Group Company Secretary or BCS, as applicable, so that Barclays can comply with its own announcement obligations.
4.2 If you are uncertain as to whether or not a particular transaction is a Notifiable Transaction, you must obtain guidance from the Group Company Secretary.
4.3 Barclays is required to announce every Notifiable Transaction via the London Stock Exchange’s Regulatory News Service within two working days of being notified of the relevant transaction.
5. Persons Closely Associated with PDMRs (‘PCA’) and investment managers
5.1 You must provide BCS with a list of your PCAs and notify BCS of any changes that need to be made to that list.
5.2 You should instruct your PCAs (whether directly or through an investment manager) and your investment managers (whether or not discretionary) not to Deal in Barclays Securities during Closed Periods and not to Deal on considerations of a short-term nature. A sale of Barclays Securities which were acquired less than a year previously will normally be considered to be a Dealing of a short-term nature. Considerations of a short-term nature shall not include Barclays Securities (a) transferred to your PCA by you and which have already been held by you for a minimum of a year; or (b) were acquired by you as a result of the vesting of a Barclays Securities award/exercise of an option granted under a Barclays Share Plan.
5.3 Your PCAs are also required to notify Barclays (through BCS) and the FCA in writing, within the time frames given in paragraph 4, of every Notifiable Transaction conducted for their account. You should inform your PCAs in writing of this requirement and keep a copy. The Group Company Secretary will provide you with a letter that you can use to do this. Barclays will notify the FCA on behalf of your PCA unless you specifically request to the contrary, whereupon it will be your PCA’s personal responsibility to make the required notifications to the FCA and notify Barclays as described in paragraph 4.1(C) above.

Schedule 1
Defined terms

'Barclays' or 'Barclays Group' means Barclays PLC and its subsidiaries.

'Barclays Insider' means any individual (not being a PDMR) who has been told by BCS that the clearance procedures in Part A of this Code apply to him or her.

'Barclays Securities' means any Barclays publicly traded or quoted shares or debt instruments, and any derivatives or other financial instruments linked to any of them, including phantom options and/or awards. This would include shares, depositary receipts, options/awards and bonds.

'Barclays Share Plans' means Barclays Group Share Value Plan, Barclays Long Term Incentive Plan, Sharepurchase, Sharesave and any other employee share plan or share-based remuneration introduced or operated by Barclays from time to time.

'BCS' means Barclays Corporate Secretariat.

'Closed Period' means any of the following:

(A) the longer of (1) the period each year from and including 1 January up to the publication of the Barclays PLC annual results; and (2) the 30 calendar day period before such publication of the Barclays PLC annual results;
(B) the longer of (1) the period each year from and including 1 April up to the release of the Barclays PLC Q1 results; and (2) the 30 calendar day period before such release;
(C) the longer of (1) the period each year from and including 1 July up to the release of the Barclays PLC half-yearly financial report; and (2) the 30 calendar day period before such release; and
(D) the longer of (1) the period each year from and including 1 October up to the release of the Barclays PLC Q3 results; and (2) the 30 calendar day period before such release.

'Code' means the Barclays Group Securities Dealing Code, which regulates Dealings in Barclays Securities by Group Employee Insiders

'Dealing' (together with corresponding terms such as 'Deal' and 'Deals') means any type of transaction in Barclays Securities, including purchases, sales, the grant or exercise of options or vesting of awards, the receipt of Barclays Securities under Barclays Share Plans, using Barclays Securities as security for a loan or other obligation and entering into, amending or terminating any agreement in relation to Barclays Securities (e.g. a Trading Plan or scrip dividend or dividend re-investment plan).

'FCA' means the UK Financial Conduct Authority or any successor organisation from time to time.

'Group Employee Insider' means:

(A) a PDMR; or
(B) a Barclays Insider

'Inside Information' means information of a precise nature, which has not been made public, relating, directly or indirectly, to Barclays or Barclays Securities, and which, if it were made public, would be likely to have a non-trivial effect on the price of Barclays Securities and which an investor would be likely to use as part of the basis of his or her investment decision.

'Investment Programme' means a share acquisition scheme relating only to the Barclays shares under which: (A) shares are purchased by a Group Employee Insider pursuant to a regular standing order or direct debit or by regular deduction from the person's salary or director's fees; or (B) shares are acquired by a Group Employee Insider by way of a standing election to re-invest dividends or other distributions received; or (C) shares are acquired as part payment of a Group Employee Insider's remuneration or director's fees.

'Market Abuse Regulation' means the EU Market Abuse Regulation (Regulation (EU) No. 596/2014) as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018.

'Notifiable Transaction' means any transaction relating to Barclays Securities conducted for the account of a PDMR or PCA, whether the transaction was conducted by the PDMR or PCA or on his or her behalf by a third party and regardless of whether or not the PDMR or PCA had control over the transaction. This captures every transaction or event which changes a PDMR's or PCA's holding of Barclays Securities, even if the transaction does not require clearance under this Code. It also includes gifts of Barclays Securities, the grant of options or Barclays Securities awards, the exercise of options or vesting of Barclays Securities awards and transactions carried out by investment managers or other third parties on behalf of a PDMR, including where discretion is exercised by such investment managers or third parties and including under Trading Plans or Investment Programmes.

'PCA' means a person closely associated with a PDMR, being:

(A) the spouse or civil partner of a PDMR; or
(B) a PDMR's child or stepchild under the age of 18 years who is unmarried and does not have a civil partner; or
(C) a relative who has shared the same household as the PDMR for at least one year on the date of the relevant Dealing; or
(D) a legal person, trust or partnership, the managerial responsibilities of which are discharged by a PDMR (or by a PCA referred to in paragraphs (A), (B), or (C) of this definition), which is directly or indirectly controlled by such a person, which is set up for the benefit of such a person or which has economic interests which are substantially equivalent to those of such a person.

'PDMR' means a person discharging managerial responsibilities in respect of Barclays, being either:
(A) a director of Barclays PLC; or
(B) a member of the Barclays Group Executive Committee.

'Sharepurchase' means Barclays Group Share Incentive Plan, any other plan designed to meet the requirements of Schedule 2 to the Income Tax (Earnings and Pensions) Act 2003 introduced or operated by Barclays from time to time or any global equivalent, including Barclays Global Sharepurchase Plan.

'Sharesave' means Barclays Group SAYE Share Option Scheme, any other plan designed to meet the requirements of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003 introduced or operated by Barclays from time to time or any global equivalent, including Barclays Group Irish SAYE Share Option Scheme.

'Trading Plan' means a written plan entered into by a Group Employee Insider and an independent third party that sets out a strategy for the acquisition and/or disposal of Barclays Securities by the Group Employee Insider, and:

(A) specifies the amount of Barclays Securities to be dealt in and the price at which and the date on which the Barclays Securities are to be dealt in; or
(B) gives discretion to that independent third party to make trading decisions about the amount of Barclays Securities to be dealt in and the price at which and the date on which the Barclays Securities are to be dealt in; or
(C) includes a method for determining the amount of Barclays Securities to be dealt in and the price at which and the date on which the Barclays Securities are to be dealt in.

'Working Day' means a day other than (i) Saturday or Sunday; (ii) Christmas Day or Good Friday; or (iii) a day which is a bank holiday in England and Wales under the Banking and Financial Dealings Act 1971.